EXHIBIT 2

GLOBAL-TECH APPLIANCES INC.

Quarterly Report for the Three and Six Months ended September 30, 2003

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	September 30, 2003	March 31, 2003
	(unaudited)	(audited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20,112	$21,515
Restricted cash	841	831
Short-term investments	43,411	41,401
Accounts receivable, net	13,010	10,247
Deposits, prepayments & other assets	3,306	2,681
Inventories, net	7,787	7,507

Total current assets	88,467	84,182

Property, plant and equipment	31,076	32,649
Land use rights	1,912	1,938
License	3,245	3,593
Patents	232	242
Promissory note receivable	716	716
Loan to a director	228	228

Total assets	$125,876	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	$443	$512
Accounts payable	6,757	5,153
Fees payable for land use rights	273	273
Salaries and allowances payable	982	585
Accrued expenses	1,662	1,576
Income tax provision	3,713	3,727

Total current liabilities	13,830	11,826
Long-term bank loans	159	316
Deferred tax liabilities, net	119	65

Total liabilities	14,108	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of September 30, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	34,733	34,682
Accumulated other comprehensive deficit	(353)	(622)
Less: Treasury stock, at cost, 679,147 and 689,147 shares as of September 30, 2003 and March 31, 2003	(4,493)	(4,600)

Total shareholders’ equity	111,768	111,341

Total liabilities and shareholders’ equity	$125,876	$123,548

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in United States dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	(in thousands, except per share data)

Net sales	$16,814	$23,524	$34,602	$44,859
Cost of goods sold	(13,505)	(17,113)	(27,168)	(32,418)

Gross profit	3,309	6,411	7,434	12,441
Selling, general and administrative expenses	(4,056)	(3,964)	(7,954)	(7,547)

Operating income	(747)	2,447	(520)	4,894
Other income, net	277	483	661	760

Income (loss) from continuing operations before income taxes	(470)	2,930	141	5,654
Provision for income taxes	19	(226)	(41)	(438)

Income (loss) from continuing operations	(451)	2,704	100	5,216
Loss from discontinued operations, net of applicable income tax of nil	—	(281)	—	(637)

Net income (loss)	$(451)	$2,423	$100	$4,579

Basic earnings (loss) per common share	$(0.04)	$0.20	$0.01	$0.38

Basic weighted average number of shares outstanding	12,147	12,140	12,144	12,140

Diluted earnings (loss) per common share	$(0.04)	$0.20	$0.01	$0.38

Diluted weighted average number of shares outstanding	12,147	12,140	12,207	12,140

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in United States dollars)

	Six Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
	(in thousands)
Cash flows from operating activities:
Income before minority interest	$100	$4,579
Adjustments to reconcile net income before minority interest to net Cash provided by operating activities:
Share of loss of a joint venture	—	325
Depreciation and amortization	2,824	2,632
Loss on disposal of fixed assets	20	38
Consulting fees paid in the form of treasury stock	58	—
Provision for promissory note receivable	—	47
Provision for income tax	—	439
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(2,763)	(4,135)
Increase in deposits, prepayments and other assets	(625)	(538)
Increase in inventories, net	(280)	(777)
Increase in accounts payable	1,604	4,344
Decrease in fee payable for license	—	(800)
Increase in salaries and allowances payable	397	403
Increase/(decrease) in accrued expenses	86	(452)
Increase/(decrease) in income tax payable	40	(1,238)

Net cash provided by operating activities	1,461	4,867

Cash flows from investing activities:
Proceed from disposal of short-term investments	38,791	1,523
Purchase of short term investments	(40,833)	(21,206)
Purchase of property, plant and equipment	(812)	(1,540)
Increase in loan to a joint venture	—	(373)
Decrease in amount due to a director	—	(180)
Increase in restricted cash	(10)

Net cash (used in) provided by investing activities	(2,864)	(21,776)

Cash flows from financing activities:
Addition of long-term bank loans	—	691
Addition of short-term bank borrowings	—	1
Repayment of long-term bank borrowings	(226)	(479)

Net cash used in financing activities	(226)	213

Effect of foreign exchange rate changes on cash	226	—
Net increase/(decrease) in cash and cash equivalents	(1,629)	(16,696)
Cash and cash equivalents at beginning of year/period	21,515	48,589

Cash and cash equivalents at end of year/period	$20,112	$31,893

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

(Amounts expressed in United States dollars unless otherwise stated)

Note 1 — GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. (“Global-Tech”) have been prepared as of September 30, 2003 and for the six-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2003. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech’s financial position as of September 30, 2003 and its results of operations and cash flows for the six months ended September 30, 2003. The results of operations for the six months ended September 30, 2003 should not be considered indicative of the results expected for the year ending March 31, 2004.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the “Company.” The Company is a designer and manufacturer of a wide range of electrical household appliances. The Company’s main manufacturing and warehousing operations are located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the “IPO”). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

Note 2 — SUBSIDIARIES

Details of the Company’s principal subsidiaries as of September 30, 2002 were as follows:

Name	Country	Ownership
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100.0%
Wing Shing Overseas Limited	British Virgin Islands	100.0
Pentalpha Enterprises Limited	Hong Kong	100.0
Pentalpha Hong Kong Limited	Hong Kong	100.0
Kwong Lee Shun Trading Company Limited	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	China	100.0
Global-Tech USA, Inc.	United States	100.0
Pentalpha Macau Commercial Offshore Limited	Macau	100.0
Global Lite Array (BVI) Limited	British Virgin Islands	76.8
Lite Array (BVI) Company Limited*	British Virgin Islands	76.8
Lite Array, Inc.*.	United States	76.8
Global Display Limited	Hong Kong	100.0

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company Limited is our manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is primarily engaged in selling finished goods to our customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a subsidiary of Global Lite Array (BVI) Limited established primarily for buying raw materials and selling organic solid state flat-panel displays to our customers. Lite Array, Inc. is primarily engaged in research and development of organic and inorganic solid-state flat-panel displays. Global Display Limited is primarily engaged in marketing and developing electronic products utilizing multimedia flat panel displays.

* 100% owned by Global Lite Array (BVI) Limited.

Note 3 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company’s fiscal 2003 Annual Report on Form 20-F, filed on September 30, 2003, in the Notes to the Consolidated Financial Statements, Note 3, and under “Item 5.E—Operating and Financial Results and Prospects—Application of Critical Accounting Policies.”

GLOBAL-TECH APPLIANCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

General

We design, manufacture and sell a wide range of electrical household appliances for brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers such as Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Global Marketing Corp. (which sells under the brand name Gevalia®), Black & Decker (which sells under the brand name Black & Decker®), Sunbeam Corporation (which sells under the brand name Sunbeam®), Hamilton Beach/Proctor-Silex (which sell under the brand name Proctor-Silex®), and The Eureka Company (which sells under the brand name of Eureka®). We manufacture approximately 100 different models, primarily in three product categories:

•	kitchen appliances, such as coffeemakers, breadmakers and deep fryers;
•	garment care products, such as steam irons; and
•	floor care products, such as upright vacuum cleaners, extractors and hand-held steam vacuum cleaners.

We were founded in 1963 and, for most of our history, operated primarily as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized whenever possible original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products, which we manufacture for our customers. Net sales of our ODM products represented approximately 36.7% of our net sales during each the three months ended September 30, 2002 and September 30, 2003, respectively, with the remaining sales generated by our contract manufacturing activities. During the six months ended September 30, 2002 and September 30, 2003, ODM sales as a percentage of our net sales were approximately 37.0% and 28.1%, respectively. Sales of ODM products have decreased as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in sales of new floor care products, which are primarily contract-manufactured products. We expect to continue to emphasize our ODM strategy to the greatest extent possible, however, as ODM products generally have higher profit margins.

We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility to allow us to produce higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure and capabilities in China. We recently established a new subsidiary, Global Display Limited, for our display business. The primary product development being undertaken is to develop and to acquire our own video control board design in order to satisfy different OEM and ODM client requirements, and to incorporate different technologies used in the audio and video systems to enhance performance of the products. Certain of our display products currently being planned include various sizes of LCD TVs, front and rear projectors, eye-viewers, medical monitors and Plasma TVs. It is anticipated that some samples of LCD TVs and plasma TVs will be available in the near future. On September 8, 2003, Global Display Limited established is own website, http://www.globaldisplay.com.hk as a means to introduce a number of unique flat-panel display-oriented products to potential customers in the U.S. and Europe. In January 2004, Global Display plans to test pilot production in our Chinese factory of our first LCD product and is currently engaged in discussions with certain customers who have expressed interest in them.

We have produced our first monochrome OLED (organic light emitting diode) display sample that could be utilized in cellular phones off our vacuum deposition system set up in our factory in Dongguan, China. We are in the process of installing the front-end process photolithography equipment necessary for producing our color and full color displays. We expect our prototype/pilot line to be operational by mid- 2004 with customer sampling and product evaluation beginning towards year-end of 2004. Currently we are considering forming strategic alliances with certain OLED display companies to facilitate the commercialization of our OLED products.

The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars.

References to an interim period refers to the six month period ended September 30; for example, “2004 interim period” refers to the six month ended September 30, 2003. References to a quarterly period refer to our fiscal quarter ended on September 30; for example, “2004 quarterly period” refers to the fiscal quarter ended September 30, 2003.

Results of Operations

The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	80.3	72.7	78.5	72.3

Gross profit	19.7	27.3	21.5	27.7
Selling, general and administrative expenses	24.1	16.9	23.0	16.8

Operating income	(4.4)	10.4	(1.5)	10.9
Other income, net	1.6	2.1	1.9	1.7

Income (loss) from continuing operations before income taxes	(2.8)	12.5	0.4	12.6
Provision for income taxes	0.1	1.0	0.1	1.0

Income (loss) from continuing operations	(2.7)	11.5	0.3	11.6
Loss from discontinued operations, net of applicable income tax of nil	—	1.2	—	1.4

Net income (loss)	(2.7)%	10.3%	0.3%	10.2%

Management’s Discussions and Analysis

Six Months ended September 30, 2003 Compared with Six Months ended September 30, 2002

Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2004 interim period were $34.6 million as compared to $44.9 million in the 2003 interim period. The decrease in net sales was mainly attributable to decreased sales of both kitchen appliance and floor care products. Sales of kitchen appliances decreased from $15.2 million in the 2003 interim period to $7.2 million in the 2004 interim period and sales of floor care products decreased from $26.2 million in the 2003 interim period to $24.5 million in the 2004 interim period. In the 2004 interim period, sales of floor care products to our major customer, Royal Appliances accounted for approximately 56.0% of our net sales. Our sales to Royal decreased approximately 5.1% in the 2004 interim period, as compared to the 2003 interim period. It is anticipated that sales of existing floor care products will continue to decrease in the short-term though we recently received a purchase order from another floor care customer for a new floor care product, which is scheduled for shipment in the third quarter of this fiscal year. However, there can be no assurance that the sales revenue generated from this new floor care product will compensate us for any decrease in sales of our existing floor care products sold to Royal Appliance. We continue to believe that Techtronic Industries Limited (“TTI”), which recently acquired Royal Appliance, will ultimately begin producing most of Royal Appliance products. Consequently, we anticipate that Royal will cease buying most products from us with the exception of those products that we can produce more economically than TTI. The loss of this customer will have an adverse impact on our continuing results of operations and financial condition unless we are able to replace it with another major floor care company in the near future.

Net sales consist primarily of sales in our three major product categories: kitchen appliances, garment care and travel products, and floor care products. Sales in each product category for the 2004 interim period as compared to the 2003 interim period were as follows:

•	Sales of kitchen appliances decreased to $7.2 million, or 20.7% of net sales, from $15.2 million, or 33.8% of net sales, primarily due to decreased sales of breadmakers, coffee makers and food steamers. The decrease was mainly due to the bankruptcies of two major customers, Sunbeam Corporation and Moulinex S.A., the consolidation in the industry and the continued demand by mass merchandisers for low priced appliance products. We decided to cease manufacturing certain of these products because of this continuing price pressure.

•	Sales of garment care and travel products decreased to $907,000, or 2.6% of net sales, as compared to $1.8 million, or 4.0% of net sales, primarily due to decreased sales of steam irons.

•	Sales of floor care products decreased to $24.5 million, or 70.8% of net sales, from $26.2 million, or 58.4% of net sales, primarily due to decreased sales to Royal which was partially offset by increased sales of a new floor care product to a new customer.

We believe that the sales of floor care products will continue to be a significant revenue source for us in the near future and will generate profit to offset the impact of the expected continued sales decrease in the garment care and kitchen appliance product categories. We also anticipate that our existing floor care customers will continue to exert pressure on us to lower the prices of our floor care products. In response to the price reduction pressure, our engineers are collaborating with our floor care products customers to replace some parts and components with less expensive raw materials or procure the raw materials and parts from suppliers in Asia as opposed to the customer’s designated vendors in the U.S. and overseas. However, our floor care customers will have to study our cost reduction proposals to determine whether they will meet safety requirements and technical feasibility. There can be no assurance that the customers will accept our cost reduction proposals or the cost saving will offset the price concessions made to our customers. Additionally, unless we can replace Royal with other new customers, the sales revenue generated by floor care product is expected to continue to decline in the near future. We are increasing our marketing efforts by making sales presentations of new floor care models to potential customers in order to increase growth in sales of floor care products. However, there can be no assurance that we can successfully secure new customers or introduce the new floor care products successfully.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2004 interim period was $7.4 million, or 21.5% of net sales, as compared to $12.4 million, or 27.7% of net sales, in the 2003 interim period. Gross profit as a percentage of net sales decreased in the 2004 interim period primarily as a result of higher raw material costs and overhead expenses as a percentage of net sales. Raw material costs were approximately $22.1 million, or 63.8% of net sales in the 2004 interim period as compared to $26.9 million, or 59.9% of net sales in the 2003 interim period. Due to the decrease in net sales resulting from the reduction in price for certain floor care products, our costs of raw materials, while decreasing in absolute amounts, increased as a percentage of net sales. We still expect our major floor care product customers to continue to exert downward price pressure and that we will be required to lower the prices of some of our floor care products to attract additional business in the product category. Factory overhead was $5.1 million, or 14.7% of net sales in the 2004 interim period, as compared to $5.5 million, or 12.3% of net sales in the 2003 interim period. Decreases in these expenses are primarily attributable to the lower production volume during the 2004 interim period. Decreases in manufacturing overhead, including wages for direct and indirect labor (approximately a $252,000 decrease over the comparable interim period) and fuel expenses (approximately a $231,000 decrease over the comparable interim period), were partially offset by an increase in depreciation and staff benefit expenses.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. SG&A expenses were approximately $8.0 million, or 23.0% of net sales in the 2004 interim period as compared to $7.5 million, or 16.8% of net sales in the 2003 interim period. SG&A expenses increased by approximately 5.4% from the 2003 interim period primarily due to increased salaries for additional staff at Global Display and for the OLED program, legal expenses related to the Sunbeam lawsuits, payments to a local university related to the OLED program, which were partially offset by certain selling and administrative expenses. In the 2004 interim period, we incurred approximately $6.5 million, $464,000 and $1.0 million in SG&A for the home appliances business, Global Display and OLED programs, respectively, as compared to $6.9 million and $615,000 for the home appliances business and the OLED program, respectively, in the 2003 interim period.

The primary components of our design and development expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2004 interim period were approximately $1.1 million compared to $713,000 in the 2003 interim period. In the 2004 interim period, we incurred approximately $0.7 million, $0.3 million and $0.1 million in these expenses for our core business, Global Display and OLED programs, respectively. These expenses were primarily attributable to wages for the R&D staff and sample and design fees incurred for the new programs. Over the next two fiscal years, we expect design and research development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array’s OLED program and approximately $1.5 million for Global Display and the balance in our core appliance business.

Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $9,000 in the 2004 interim period as compared to $33,000 in the 2003 interim period. The decrease in interest expense was due to decreased borrowing requirements. Interest income in the 2004 interim period declined to $425,000 from $550,000 in the 2003 interim period. The decrease was due to a decline in interest rates on funds invested by the Company. In the 2004 interim period, we had an average invested fund balance, which includes cash and cash equivalents and short-term investments, of approximately $62.9 million with an average return of 0.52% as compared to an average fund balance of approximately $57.4million with an average return of 0.70% in the 2003 interim period. Other income, net, which includes tooling income and non-recurring income was $245,000 and $243,000 in the 2004 and 2003 interim periods, respectively.

Income tax. We had taxable income in Hong Kong in the 2004 and 2003 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $41,000 and $438,000 in the 2004 and 2003 interim periods, respectively. We do not believe that our current method of operations subjects us to material U.S. taxes because we do not have significant income effectively connected with a trade or business in the U.S. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authority is still in the process of reviewing our amended tax returns for the periods; however, according to our tax returns as submitted, the first profitable year for our subsidiary in China was 1999. If that position is accepted, our PRC subsidiary is still 50% exempted from income tax in the 2004 interim period.

Discontinued Operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The results have been restated to reflect the results of the TFEL business as discontinued operations with a loss of approximately $637,000 in the 2003 interim period.

Net income. Net income for the 2004 interim period was $0.1 million, or $0.01 per share, as compared to $4.6 million, or $0.38 per share, for the 2003 interim period.

Three Months ended September 30, 2003 Compared with Three Months ended September 30, 2002

Net sales. Net sales for the 2004 quarterly period decreased to $16.8 million from $23.5 million in the 2003 quarterly period. The decrease in net sales resulted primarily from the decrease in sales of kitchen appliances and floor care products.

Sales in each product category for the 2004 quarterly period as compared to the 2003 quarterly period were as follows:

•	Sales of kitchen appliances decreased to $4.7 million, or 28.2% of net sales, from $8.1 million, or 34.3% of net sales, primarily due to decreased sales of breadmakers and coffee makers, which were partially offset by an increase in sales of deep fryers.

•	Sales of garment care and travel products decreased to $492,000, or 2.9% of net sales, as compared to $892,000, or 3.8% of net sales, primarily due to decreased sales of steam irons and garment steamers.

•	Sales of floor care products decreased to $10.7 million, or 63.6% of net sales, as compared to $13.5 million, or 57.6% of net sales, primarily due to a decline in both the quantities sold and unit selling prices. In the 2004 quarterly period, we experienced a substantial decrease in unit sales of hand held steam vacuums from the same quarterly period in the prior year and lower prices on all existing products. Because of our lower unit selling prices we have been able to increase unit sales to Royal Appliance.

In the 2004 quarterly period, we experienced continued price reduction pressure from our floor care customer, Royal Appliance. We anticipate that Royal will reduce their purchases from us in the future. In order to offset the adverse impact on our financial results from the potential reduction in business from Royal, we are manufacturing another floor care product for a new customer, which is scheduled for shipment in the third quarter of this fiscal year. However, there can be no assurance that this customer will continue to buy from us or that the sales revenue generated from this customer will be sufficient to offset the anticipated losses of business in the floor care and kitchen appliances categories.

Gross profit. Gross profit in the 2004 quarterly period was $3.3 million, or 19.7% of net sales, as compared to $6.4 million, or 27.3% of net sales, in the 2003 quarterly period. Gross profit as a percentage of net sales decreased in the 2004 quarterly period primarily because of higher raw materials costs and overhead expenses as a percentage of net sales. Raw materials costs were approximately $10.9 million, or 65.0% of net sales in the 2004 quarterly period as compared to $14.2 million, or 60.5% of net sales in the 2003 quarterly period. Due to the price reduction for certain floor care products, our costs of raw materials, while decreasing in absolute dollar amounts, increased as a percentage of net sales. We believe our major floor care customers will continue to exert downward price pressure on us and that we will be required to lower the prices of some of our floor care products to attract additional business in this product category. Factory overhead was $2.6 million, or 15.3% of net sales in the 2004 quarterly period, as compared to $2.9 million, or 12.2% of net sales in the 2003 quarterly period. The decrease in these expenses is primarily attributable to lower production volume during the 2004 quarterly period. Decreases in manufacturing overhead, including wages for direct and indirect labor (an approximate decrease of $151,000 over the comparable quarterly period) and consumable goods and loose tools (an approximate decrease of $20,000 over the comparable quarterly period) and fuel expenses (an approximate decrease of $102,000 over the comparable quarterly period) were partially offset by an increase in depreciation and staff benefit expenses.

Selling, general and administrative expenses. SG&A expenses in the 2004 quarterly period were $4.1 million, or 24.1% of net sales, as compared to $4.0 million, or 16.9% of net sales, in the 2003 quarterly period. This increase in SG&A expenses of approximately 2.3% from the 2004 quarterly period was primarily due to salaries for additional staff for Global Display and the OLED program, legal expenses related to the Sunbeam lawsuits, sample fees from Global Display and the OLED program, traveling expenses incurred by our Global Display and OLED marketing executives and engineers, payments to a local university related to OLED development, which were partially offset by certain variable selling expenses. In the 2004 quarterly period, we incurred SG&A expense of approximately $3.2 million, $367,000 and $0.5 million for the home appliances business, Global Display and OLED programs, respectively, as compared to $3.6 million and $314,000 for the home appliances business and OLED program, respectively, in the 2003 quarterly period.

Design and development expenses in the 2004 quarterly period were approximately $600,000 as compared to $320,000 in the 2003 quarterly period. In the 2004 quarterly period, we incurred approximately $385,000, $171,000 and $35,000 for our core business, Global Display and OLED programs, respectively. These expenses were primarily attributable to wages for the R&D staff and sample and design fees incurred for the new programs. Over the next two fiscal years, we expect design and research development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display and the balance in our core business.

Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $3,000 in the 2004 quarterly period as compared to $12,000 in the 2003 quarterly period. The decrease in interest expense was due to decreased borrowing requirements. Interest income in the 2004 quarterly period declined to $197,000 from $291,000 in the 2003 quarterly period. The decrease was due to a decline in interest rates on funds invested by the Company. Other income, net includes tooling income and non-recurring income, and was approximately $84,000 in the 2004 quarterly period, as compared to $204,000 in the 2003 quarterly period. The decrease in other income was due to lower tooling income received from the customers.

Income tax. We had taxable income in Hong Kong. In the 2004 quarterly period, we had a loss from continuing operations before income tax and thus we recognized a reverse tax payable of approximately $19,000. The financial statements include provisions for Hong Kong profits tax of approximately $226,000 in the 2003 quarterly period. We do not believe that our current method of operations subject us to U.S. taxes because we do not have significant income effectively connected with a trade or business in the U.S. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authority is still in the process of reviewing our amended tax returns for the periods; however, according to our tax returns as submitted, the first profitable year for our subsidiary in China was 1999. If that position is accepted, our PRC subsidiary will be 50% exempted from income tax in the 2004 quarterly period.

Discontinued Operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The results have been restated to reflect the results of the TFEL business as discontinued operations with a loss of approximately $281,000 in the 2003 quarterly period.

Net income (loss). In the 2004 quarterly period, we have a net loss of $451,000, or $0.04 per share, as compared to a net income of $2.4 million, or $0.20 per share, in the 2003 quarterly period.

Liquidity and Capital Resources

Our primary sources of financing have been cash from operating activities and borrowings when necessary under credit agreements with various banks. Net cash provided by operating activities during the 2004 interim period was approximately $1.5 million, as compared to approximately $4.9 million during the 2003 interim period. The decrease in net cash provided by operating activities in the current quarter was primarily due to a lower net income before minority interest resulting from decreased net sales in the 2004 interim period.

At September 30, 2003, accounts receivable were $13.0 million, as compared to $10.2 million at March 31, 2003. Receivables at September 30, 2003 represented approximately 68 days of sales, as compared to 50 days of sales at March 31, 2003. The increase in the number of days of sales was primarily attributable to the extension of credit terms to our major customer, Royal Appliance Manufacturing Company. Royal Appliance represented approximately 55.7% of our total net sales in the 2004 interim period.

At September 30, 2002, inventories were $7.8 million, as compared to $7.5 million at March 31, 2003. Our inventories consist primarily of raw materials needed for future production. The moderate increase was mainly due to our increased stocking of raw materials for the production of a floor care product, which is scheduled for shipment in the third quarter of this fiscal year. We expect our sales for the period ended September 30, 2003 to generally represent our level of sales in the third fiscal quarter therefore, we believe our current level of inventory is adequate to meet expected production requirements in the short-term.

At September 30, 2003, accounts payable was approximately $6.8 million as compared to $5.2 million at March 31, 2003. The increase was primarily attributable to significant payments to vendors that were due immediately prior to March 31, 2003. The increase was also due to our increased stocking of raw materials for the production of a new contracted floor care product during the third fiscal quarter. Working capital increased from $72.4 million at March 31, 2003 to $74.6 million at September 30, 2003 due primarily to increases in short-term investments and accounts receivable.

In our manufacturing facility in Dongguan, China, we paid value-added tax on raw materials and consumable goods that we procured in China. However, we are eligible for refunds when these materials and consumable goods are transformed into finished goods and exported out of China. As of September 30, 2003, we have a significant VAT receivable due from the Chinese government. In August 2003, we began receiving partial VAT refunds from the Chinese government. However, the Chinese government is historically slow in processing VAT refunds. At present we are unable to predict whether the Chinese government will continue to refund the VAT receivable in an orderly and timely manner.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of a corporate executive in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of September 30, 2003, accrued interest on the loan was approximately $679,673. We have reserved fully against the interest due. This company has repaid the first quarterly payment on October 28, 2003; however, there can be no assurance that the subsequent loan repayment will be made on a timely basis, if at all.

In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. In order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any new loan agreements with directors or executive officers or their respective affiliates.

Our aggregate capital expenditures during the 2003 and 2004 interim periods were approximately $1.5 million and $0.8 million, respectively. Capital expenditures decreased in the 2004 interim period primarily due to minimal investment required for the core business despite continuing the installation of new production lines for Global Display. Our outstanding capital commitments as of September 30, 2003 were approximately $1.4 million, primarily for the installation of the Global Display assembly line, acquisition of tooling and purchase of machinery and equipment. In fiscal 2004, we expect to incur a total of $4.0 million, including approximately $1.5 million each for Lite Array and Global Display. However, we do not expect our capital expenditures to increase materially from prior years. In the 2004 interim period, we had a total of approximately $63.5 million in cash and cash equivalents plus short-term investments as compared to $60.4 million in the 2003 interim period. As of September 30, 2003, we generated approximately $1.5 million in cash flow from the operating activities of our core business but do not expect either OLED or Global Display to generate any revenue in this fiscal year. We believe this cash position will be adequate to support our new business development. However, there can be no assurance that actual results will make it feasible to continue these projects or that the display products being developed will ever attain commercial viability.

As of September 30, 2003, we have two step-up floating rate certificates of deposits (CD) for a total invested balance of $1.35 million that will mature on September 25, 2007. The deposits carried a fixed coupon rate at 3.25% per annum for the first two years and a floating rate thereafter. If we hold the CD’s to maturity, we will receive all payments of interest and principal. However, if we sell them before maturity, the market price of the CD may fluctuate as a result of many factors, including market interest rate fluctuation and credit rating of the Bank. Therefore, if this CD is sold prior to maturity, we may be subject to a loss on our original deposit. There was no change in the market value of this deposit as of September 30, 2003.

On August 11, 2003, 23, we invested $5.0 million in a Multi Callable U.S. Dollar Range Accrual Deposit that will mature on August 11, 2008. The return on the deposit was based on a fixed interest rate of 4.3% times a factor as determined by the Bank, which was above market rate. The Bank has the right to terminate this Deposit early on the eleventh day of February, May, August and November commencing November 11, 2003. The Bank will repay the principal amount to us and any interest accrued as of the redemption date. However, if we sell them before maturity, the market price of the Deposit could fluctuate. Therefore, if this Deposit is sold prior to maturity we may be subject to a loss on our principal.

We maintained revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. as of September 30, 2003. These credit facilities have an aggregate facility limit of approximately $28.4 million and, if utilized, bear interest at floating commercial bank lending rates in Hong Kong that ranged from 6.0% to 6.125% per annum. The amount payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. The balance for short-term borrowings under these facilities was nil as of September 30, 2003. The outstanding borrowings may vary according to our seasonal working capital requirements. The amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $0.7 million as of September 30, 2003.

Our long term-debt consisted of two term loans with an aggregate outstanding amount of approximately $602,000 as of September 30, 2003 (including the current portion of long-term debt). These terms loans were provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. The term loans bear interest at rates currently ranging from 1.75% to 2.875% per annum and mature on various dates through April 2004. The term loans are payable in monthly installments, which were approximately $38,000 in the aggregate as of September 30, 2003. As of September 30, 2003, we have an outstanding loan of approximately $477,000 (or EURO 415,000) denominated in U.S. dollars. This loan will mature in April 2004. During the first six months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated in a range from $1.0980 per EURO to 1.1784 per EURO. Consequently, we have to pay more Hong Kong dollars (which is pegged to the U.S. Dollar) for each monthly installment. However, due to the immaterial amount of the loan, we do not expect any continued increase in the value of the EURO will have a material impact on our financial position.

We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

Our acquisition of Lite Array, Inc. was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects for the TFEL business were limited. We discontinued the production of TFEL displays and ceased funding the joint venture in China as of September 30, 2002. We wrote off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold Lite Array’s TFEL display business, including the interest that Lite Array owned in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc., a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million.

We have made an adequate provision for the loan due to Global Lite Array. There is no assurance that we could collect the loan if the former management of Lite Array cannot successfully derive profit from the TFEL business. After the sale of the TFEL business, we recorded its results as losses from discontinued operations of approximately $11.0 million and $835,000 for fiscal years 2002 and 2003, respectively

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (Opsys), a Delaware corporation. We purchased their R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed the equipment and are currently in the process of arranging to ship the equipment to our facility in Dongguan, China for re-installation and plan to operate the R&D line there in a new clean room currently under construction

Inflation. From 1996 through September 2003, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 6.6% per year (approximately –3.0% during 2002 and -2.7% for the first nine months during 2003) and the average rate of inflation in China ranged from approximately -2.2% to 9.8.0% per year (approximately -0.8% during 2002 and 0.7% for the first nine month in 2003). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent an increasingly significant component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our Company is the Hong Kong dollar. The Hong Kong dollar is pegged to the U.S. dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. Currently, we have a long-term loan denominated in the EURO. During the first nine months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated from $1.0980 per EURO to $1.1784 per EURO. However, we have not been significantly affected by exchange rate fluctuations and consequently do not hedge our positions.